Liquid Media Announces AGM Results and New Director

Vancouver, BC – January 20, 2021 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that shareholders have voted in favor of all items of business brought before them at the Company's Annual General Meeting of Shareholders (the "AGM") held in Vancouver, British Columbia on Thursday, January 14, 2021. All of the nominees listed in the management proxy circular dated December 11, 2020 for the AGM were elected as directors of the Company.

Detailed results of the vote for the election of the Class II directors held at the AGM are set out below.

Nominee	% Votes For	% Votes Withheld
Charlie Brezer	99.693%	0.436%
Ronald W. Thomson	99.722%	0.278%

Liquid Media is pleased to announce the addition of Ronald W. Thomson to the Company's Board of Directors, which was approved at the AGM. Earlier this month, Mr. Thomson was appointed CEO of Liquid Media to drive the growth of its evolving business. He has led global business development firm Cameron Thomson Group Ltd. (“Cameron Thomson”), which boasts a deep list of media and entertainment industry clients, as President for 17 years. Through relationships with industry decision leaders, Cameron Thomson has helped a wealth of small-cap businesses graduate to mid-tier and large-cap status while helping these cutting-edge tech and entertainment companies grow, finance their growth, and expand globally. Cameron Thomson bridges the gap between North American, European and Asian media/entertainment and technology markets by delivering best-of-breed business models, technical solutions, applications and financial engineering to its clients.

In addition to the election of the Class II directors for the ensuing year, shareholders approved the appointment of Davidson and Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and authorized the directors to fix the auditor's remuneration.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Liquid Media’s executive team is comprised of CEO Ronald W. Thomson (global media business leader), Chairman Joshua Jackson (actor/producer, television and film), Chief Financial Officer and Managing Director Daniel Cruz (previously of Canaccord Financial), President Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran media and entertainment expert) who each bring decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend",

"estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.